Kevin L. Crudden
Vice President & General Counsel
March 9, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561
Attn: Craig D. Wilson, Sr. Asst. Chief Accountant

Re:	Digital River, Inc. Item 4.02 Form 8-K Filed February 23, 2010 File No. 000-24643
Dear Mr. Wilson:
     On behalf of Digital River, Inc., a Delaware corporation (the “Company”), I am writing in response to your comment letter dated February 26, 2010 (the “Comment Letter”) regarding with the Company’s disclosures in its filing identified above.
Response to Staff Comments
     The Company acknowledges the Staff’s comments and respectfully submits the following responses. The text of the Staff’s comments has been reproduced below, for your convenience.
Form 8-K filed on February 23, 2010
     Comment 1. We note you disclose in your Item 4.02 Form 8-K filed on February 23, 2010, that your financial statements for the period ended March 31, 2009, “contain an incorrect accounting entry.” Please note that the Form 8-K must

Securities and Exchange Commission
March 9, 2010

specifically state that the financial statements should “no longer be relied upon. ” Refer to Item 4.02(a)(1) to the Form 8-K. Please revise your filing accordingly.
     Response 1 We filed a Form 8-K/A on March 9, 2010 in which we stated that the financial statements for the period ended March 31, 2009 should no longer be relied upon.
     Comment 2. We note your disclosure of the accounting error in the period ended March 31, 2009 and that this error was included in year-to-date results for all subsequent periods. Please note that previously filed reports containing financial statements determined to be materially misstated require amendment. Please tell us when you intend to file the restated financial statements for 2009 interim periods.
     Response 2. The Company reviewed the materiality of the error on the Quarterly Reports filed for the three, six and nine month periods ending March 31, 2009, June 30, 2009 and September 30, 2009, respectively, and has determined the impact of the error does not warrant amending and refilling of previously filed 2009 quarterly reports. The Company has disclosed the error, and its impact on the Company’s financial statements, in detail in its Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), as well as in the Report on Form 8-K filed on February 23, 2010, and as more particularly described below, believes that revision of the Company’s reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 is not necessary and will not provide any additional information to the investors.
     The error occurred in the Company’s accounting for unamortized debt financing costs associated with the repurchase of the Company’s convertible senior notes (the “Notes”) in the first quarter of 2009, which was a non-ordinary course transaction.
     Upon becoming aware of the error, the Company analyzed whether the error was material, taking into account all qualitative and quantitative factors it determined to be relevant in considering the one-time and on-going impact of the transaction. Among other factors, we considered the following:
•	The write-off of the debt issuance cost was not a principal or material component of the overall debt repurchase transaction. The repurchase primarily affected (i) the Company’s liquidity by reducing its cash

Securities and Exchange Commission
March 9, 2010

balances, (ii) subsequent cash interest costs due to lower outstanding debt balances, and (iii) outstanding dilutive securities because the Company is no longer required to “add back” interest on this portion of the convertible debt and increase the diluted EPS denominator when calculating the “if converted” impact of the Notes. The Company properly accounted for and disclosed the impact of the Note repurchase on liquidity, subsequent cash interest and outstanding dilutive securities in the quarterly report for the period ended March 31, 2009.

The liquidity impact of the repurchase was the cash outflow of $186.6 million to retire the Notes and pay the incremental .25% interest premium. The cash outflow associated with the debt financing costs occurred when the Notes were originally issued, not when they were retired. The appropriate accounting treatment is to capitalize debt issuance costs and amortize these costs over the life of the Notes and to write-off any remaining balance upon retirement of the Notes. The Company appropriately presented the cash outflow ($186.6 million) to retire the Notes on its condensed consolidated statement of cash flows. As presented in the year-end cash flow statement included in the Form 10-K, the write-off of debt amortization costs is an “add-back” to net income to determine cash flows from operations. Therefore, the error did not impact the Company’s reported liquidity or reported cash flow from operations in its original first quarter 2009 filing.

•	The error relates to $5.2 million of debt financing costs ($3.3 million net of tax) that should have been expensed in the quarter ended March 31, 2009. There is no misstatement of interim results of operations for the three months ended June 30, 2009 or for the three months ended September 30, 2009.

•	The misstatement does not mask a change in earnings or the trend of earnings when comparing year to date periods in 2009 compared to 2008. As noted in the table below, both prior and subsequent to expensing of the debt financing costs the Company’s net income, and basic and diluted earnings per share declined from 2008 to 2009 year to date periods as follows:

Securities and Exchange Commission
March 9, 2010

(in thousands, except per share data; unaudited)

	Three Months Ended			Six Months Ended			Nine Months Ended
	March 31,			June 30,			September 30,
	2009	2009	2008	2009	2009	2008	2009	2009	2008
	As Previously			As Previously			As Previously
	Reported	Adjusted	As Reported	Reported	Adjusted	As Reported	Reported	Adjusted	As Reported

Net income	$16,591	$13,320	$18,283	$28,360	$25,089	$31,502	$39,403	$36,132	$47,136

Net income per share — basic	$0.45	$0.36	$0.47	$0.77	$0.68	$0.84	$1.07	$0.98	$1.27

Net income per share — diluted	$0.45	$0.36	$0.43	$0.76	$0.67	$0.76	$1.05	$0.96	$1.15

•	The misstatement reduced reported 2009 net income and diluted EPS by 20%, 12% and 8% for the three, six and nine months ending on March 31, June 30 and September 30, respectively, but had no impact on income from operations or the Company’s cash position or cash flow from operations for the respective periods. As such, the misstatement did not result in a change in revenues or liquidity for the period.

•	Staff Accounting Bulletin No. 99 provides that a significant positive or negative market reaction should be taken into account when considering whether a misstatement is material. The announcement of the 1st quarter 2009 earnings misstatement in our February 23, 2009 8-K and our 2009 Form 10- K did not appear to have any notable effect on the Company’s stock price. The Company’s stock price, when benchmarked against the NASDAQ composite index, has been trading at a premium since the announcement of the error.

•	Based upon discussions our CFO and VP of Investor Relations have historically held with our analysts, we believe that key factors in determining analysts’ consensus expectations for the Company are revenues and non-GAAP earnings. The misstatement had no impact on the Company’s revenues. Moreover, we believe that analysts’ non-GAAP earnings estimates would likely have excluded this non-cash charge.

•	The misstatement did not change a loss into income or vice versa.

•	The misstatement had no effect on the Company’s compliance with regulatory requirements.

•	The misstatement did not affect the Company’s compliance with loan covenants or other contractual requirements.

•	The misstatement did not affect any of the metrics used in determining management’s compensation.

Securities and Exchange Commission
March 9, 2010

     For these reasons, the Company determined that the misstatement, while regrettable, does not warrant amending and refilling of the condensed consolidated unaudited financial statements previously filed for the interim periods ended March 31, June 30 and September 30 of 2009.
     Promptly upon becoming aware of the misstatement, the Company disclosed the error and the impact of the error on the financial statements in its Report on Form 10-K for the year ended December 31, 2009 filed on February 23, 2010. We discussed the error in both MD&A and in Item 8 of this filing. At the same time, to provide additional detail and transparency, the Company filed a Form 8-K disclosing the 2009 first quarter error. Management’s intent in filing the Form 8-K was to provide additional detail and transparency regarding the error, not to communicate that the error had a material effect on our previously filed, interim condensed consolidated financial statements.
     Moreover, the Company will include in its 2010 interim period reporting on Form 10-Q an explanatory note to notify the readers of the change in its 2009 results due to this error.
     We believe that amending the previously filed Reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 would not, as a practical matter, provide the market with any significant information that it does not already have. The disclosures in the Reports on Form 10-K and 8-K, as amended, include the same information that would be included in the 10-Q reports, if we were to amend them.
     For the foregoing reasons, the Company believes that the disclosure of the misstatement in our 2009 Form 10-K and the Form 8-K, as amended, and the proposed disclosure in the Report on Form 10-Q for the quarter ended March 31, 2010 (as outlined in Attachment A) is sufficient and that amending the previously filed Reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 is not necessary and will not provide any additional information to the investors.
     Comment 3. When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Securities and Exchange Commission
March 9, 2010

     Response 3. Management of the Company, including the Chief Executive Officer and Chief Financial Officer, assessed the impact of the error on our previously reported conclusions regarding the effectiveness of our disclosure controls and procedures. Based upon this assessment, management of the Company, including the Chief Executive Officer and Chief Financial Officer, determined that such disclosure controls and procedures were not effective as of March 31, 2009. Specifically, the Company’s technical accounting review of the convertible debt repurchase did not occur at a level of precision sufficient to detect the misstatement during the quarter ended March 31, 2009. This matter was addressed by management in conjunction with completing its fourth quarter 2009 year end closing process controls, and the relevant controls have been redesigned to operate at a greater level of precision.
The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any further questions or comments concerning this response letter to me at (952) 540-3050

Sincerely, DIGITAL RIVER, INC.
By:	/s/ Kevin L. Crudden
Kevin L. Crudden, Esq.
Vice President and General Counsel

cc: Thomas M. Donnelly, Chief Financial Officer, Digital River, Inc.

Attachment A
Note — XX Restatement of First Quarter 2009
The Company reported net income of $16.6 million, or $0.45 per diluted share for the quarter ended March 31, 2009, in its first quarter 2009 Form 10-Q filed on May 8, 2009. In performing its detailed review of the financial statements and notes at year end 2009, management identified an additional adjustment associated with its January 2, 2009, convertible note repurchase. After the Company announced preliminary full year financial results on January 28, 2010, management determined that a $5.2 million non-cash expense for debt financing costs ($3.3 million net of tax) was incorrectly charged to additional paid-in capital and should have been expensed to other non-operating expense. The impact of the note repurchase on diluted earnings per share was anti-dilutive and has been excluded as a result.
The restated results decrease the Company’s reported net income by $3.3 million or $0.09 per diluted share for the three months ending March 31, 2009. The write-off of the debt financing costs was correctly reported in the Company’s 2009 Form 10-K filed on February 23, 2010.
DIGITAL RIVER, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data; unaudited)

	Three Months Ended
	March 31,
	2009
	As Previously	Adjust-
	Reported	ments	As Restated

Revenue	$102,931	$—	$102,931
Costs and expenses (exclusive of depreciation and amortization expense shown separately below):
Direct cost of services	3,942	—	3,942
Network and infrastructure	10,313	—	10,313
Sales and marketing	38,447	—	38,447
Product research and development	12,335	—	12,335
General and administrative	9,129	—	9,129
Depreciation and amortization	3,844	—	3,844
Amortization of acquisition-related intangibles	2,003	—	2,003

Total costs and expenses	80,013	—	80,013

Income from operations	22,918	—	22,918
Interest Income	1,189	—	1,189
Other expense, net	(1,348)	(5,208)	(6,556)

Income before income tax expense	22,759	(5,208)	17,551
Income tax expense	6,168	(1,937)	4,231

Net income	$16,591	$(3,271)	$13,320

Net income per share — basic	$0.45	$(0.09)	$0.36

Net income per share — diluted	$0.45	$(0.09)	$0.36

Shares used in per-share calculation — basic	36,706	36,706	36,706

Shares used in per-share calculation — diluted	37,227	37,227	37,227

DIGITAL RIVER, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, unaudited)

	March 31,
	2009
	As Previously	Adjust-
	Reported	ments	As Restated

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$347,863	$—	$347,863
Short-term investments	7,000	—	7,000
Accounts receivable, net of allowance	61,411	—	61,411
Deferred income taxes	7,606	—	7,606
Prepaid expenses and other	19,299	—	19,299

Total current assets	443,179	—	443,179

Property and equipment, net	44,417	—	44,417
Goodwill	264,643	—	264,643
Intangible assets, net of accum amortization	29,380	—	29,380
Long-term investments	91,967	—	91,967
Deferred income taxes	22,686	—	22,686
Other assets	744	—	744

TOTAL ASSETS	$897,016	$—	$897,016

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$202,603	$—	$202,603
Accrued payroll	11,979	—	11,979
Deferred revenue	15,530	—	15,530
Accrued acquisition costs	255	—	255
Other accrued liabilities	36,845	(1,937)	34,908

Total current liabilities	267,212	(1,937)	265,275

NON-CURRENT LIABILITIES:
Convertible senior notes	8,805	—	8,805
Other liabilities	15,612	—	15,612

Total non-current liabilities	24,417	—	24,417

TOTAL LIABILITIES	291,629	(1,937)	289,692

STOCKHOLDERS’ EQUITY:
Preferred Stock	—	—	—
Common Stock	444	—	444
Treasury stock at cost	(216,600)	—	(216,600)
Additional paid-in capital	622,630	5,208	627,838
Retained earnings	205,687	(3,271)	202,416
Accumulated other comprehensive income	(6,774)	—	(6,774)

Total stockholders’ equity	605,387	1,937	607,324

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$897,016	$—	$897,016

DIGITAL RIVER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands; unaudited)

	Three Months Ended
	March 31,
	2009
	As Previously	Adjust-
	Reported	ments	As Restated

OPERATING ACTIVITIES:
Net income	$16,591	$(3,271)	$13,320
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of acquisition-related intangibles	2,003	—	2,003
Change in accounts receivable allowance, net of acquisitions	580	—	580
Depreciation and amortization	3,844	—	3,844
Debt financing costs — write-off	—	5,208	5,208
Stock-based compensation expense related to stock-based compensation plans	3,711	—	3,711
Excess tax benefits from stock-based compensation	(96)	—	(96)
Deferred income taxes and other	1,555	—	1,555
Change in operating assets and liabilities (net of acquisitions):
Accounts receivable	(10,607)	—	(10,607)
Prepaid and other assets	17,399	—	17,399
Accounts payable	23,129	—	23,129
Deferred revenue	2,191	—	2,191
Income tax payable	2,020	(1,937)	83
Accrued payroll and other accrued liabilities	(7,729)	—	(7,729)

Net cash provided by operating activities	54,591	—	54,591

INVESTING ACTIVITIES:
Purchases of investments	(2,122)	—	(2,122)
Sales of investments	10,000	—	10,000
Cash paid for cost method investments	—	—	—
Cash paid for acquisitions, net of cash received	(3,017)	—	(3,017)
Purchases of equipment and capitalized software	(6,894)	—	(6,894)

Net cash used in investing activities	(2,033)	—	(2,033)

FINANCING ACTIVITIES:
Cash paid for convertible senior notes	(186,660)	—	(186,660)
Exercise of stock options	943	—	943
Sales of common stock under employee stock purchase plan	—	—	—
Repurchase of restricted stock to satisfy tax withholding obligation	(436)	—	(436)
Excess tax benefits from stock-based compensation	96	—	96

Net cash used in financing activities	(186,057)	—	(186,057)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(8,973)	—	(8,973)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(142,472)	—	(142,472)
CASH AND CASH EQUIVALENTS, beginning of year	490,335	—	490,335

CASH AND CASH EQUIVALENTS, end of year	$347,863	$—	$347,863